FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓       Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _______   No          ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

JA Solar Holdings Co., Ltd.
 Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

A press release made in English by JA Solar Holding Co., Ltd.  (the “Registrant”) on August 12, 2008 regarding the Registrant’s reports of second quarter 2008 results.

JA Solar Reports Second Quarter 2008 Results

Second Quarter 2008 Highlights

•	Revenue increased 171% to RMB 1.24 billion (US$ 180.3 million), compared to RMB 457.0 million (US$ 66.6 million) in Q2 2007

•	Total gross profit increased 162% to RMB 288.4 million (US$ 42.1 million), compared to RMB 110.1 million (US $16.1 million) in Q2 2007

•	Gross margin of 23.3%, compared to 24.1% in Q2 2007 and 21.0% in Q1 2008

•	Income from operations increased 155% to RMB 216.3 million (US$ 31.5 million), compared to RMB 85.0 million (US$ 12.4 million) in Q2 2007

•
GAAP net income/loss of RMB 2.06 (US$ 0.30) per basic ADS and fully diluted ADS of RMB -0.04 (US$ -0.01), compared to basic ADS of RMB 0.55 (US$ 0.08) and fully diluted ADS of RMB 0.54 (US$ 0.08) in Q2 2007

•
Non-GAAP net income of RMB 1.04 (US$ 0.15) per basic ADS and fully diluted ADS of RMB 0.99 (US$ 0.14), adjusted for stock based compensation and change in fair value of certain non-cash derivative gain and loss (Please refer to reconciliation on page 10)

•	Shipped 65.7 MW of solar cells during the quarter compared to 24.0 MW in Q2 2007

•
Cash and cash equivalents sequentially increased to RMB 3.57 billion (US$ 519.8 million), as compared to RMB 1.45 billion (US$ 211.5 million) in Q1 2008, as a result of concurrent closing of its senior convertible public offering of US$ 400 million of senior convertible notes

2008 Outlook

•	Reiterate full year 2008 guidance with revenue in the range of RMB 7.22 billion (US$ 1.05 billion) to RMB 8.02 billion (US$ 1.17 billion) and gross margin in excess of 20%

•	Update 2008 production guidance with output in the range of 340MW to 350MW and annual capacity in the range of 500MW to 600MW by the end of 2008

2009 Outlook

•	Establish full year 2009 guidance with revenue in the range of RMB 13.6 billion (US$ 2.0 billion) to RMB 15.0 billion (US$ 2.2 billion) and gross margin in excess of 20%

•	Expect 2009 production output in the range of 650MW to 750MW and annual production capacity to exceed 1GW by the end of 2009

Hebei, China, August 12, 2008-- JA Solar Holdings Co., Ltd. (“JA Solar”, “the Company”) (NASDAQGM: JASO) today reported financial results for the second quarter ended June 30, 2008.

Samuel Yang, JA Solar’s Chief Executive Officer, said, “JA Solar continues to be recognized as one of the global cost leaders in the solar market.  The strong second quarter operating results are a testament to the execution of our high growth business plan.  Overall demand and ASP for the second half of 2008 remain strong and steady. We are confident that our diversified customer base, long term competitively priced polysilicon wafer contracts, and strategic alliances with key upstream and downstream industry players will continue to drive JA Solar’s sales revenue growth as planned into 2009 with gross margin in excess of 20%.”

Second Quarter 2008 Results

Summary of megawatts produced and shipped (includes cell processing service)

Three months ended
Megawatts	June 30, 2007	March 31, 2008	June 30, 2008

Produced	22.6 MW	49.2 MW	66.1 MW

Shipped	24.0 MW	51.4 MW	65.7 MW

Cost per watt excluding wafer cost	US$ 0.225/Wp	US$ 0.204/Wp	US$ 0.203/Wp

Total revenue for the second quarter 2008 was RMB 1.24 billion (US$ 180.3 million), an increase of 170.6% from second quarter 2007 revenue of RMB 457.0 million (US$ 66.6 million), and an increase of 10.2% from the first quarter 2008 revenue of RMB 1.12 billion (US$ 163.6 million).

Total gross profit for the second quarter 2008 was RMB 288.4 million (US$ 42.1 million) compared to RMB 110.1 million (US$ 16.1 million) in the second quarter 2007, and RMB 235.9 million (US$ 34.4 million) in the first quarter 2008. Gross margin was 23.3% in the second quarter 2008 compared to 24.1% in the second quarter 2007, and 21.0% in the first quarter 2008.

Interest expense for the second quarter 2008 was RMB 32.9 million (US$ 4.8 million), compared to RMB 0.96 million (US$ 0.14 million) in the second quarter of 2007.  This compares to RMB 0.49 million (US$ 0.07 million) in the first quarter 2008. The increase was attributable to amortization of expenses and interest charges related to the senior convertible notes issued in May 2008.

Net income available to ordinary shareholders for the second quarter 2008 was RMB 318.6 million (US$ 46.4 million) compared to net income available to ordinary shareholders of RMB 75.7 million (US$ 11.0 million) for the second quarter 2007, and net income available to ordinary shareholders of RMB 154.5 million (US$ 22.5 million) for the first quarter 2008.

For the second quarter of 2008, diluted net loss, after adjusting for the mark-to-market change in the fair value of the Company’s conversion option, amortization of the issuance costs, and interest expense and exchange gain associated with the senior convertible notes, was RMB -7.0 million (US$ -1.0 million).

For the second quarter of 2008, basic and diluted net income/loss per ADS were RMB 2.06 (US$ 0.30) and RMB -0.04 (US$ -0.01), respectively. This compares to basic and diluted net income per ADS of RMB 0.55 (US$ 0.08) and RMB 0.54 (US$ 0.08), respectively, for the same period of 2007; and RMB 1.00 (US$ 0.15) and RMB 0.99 (US$ 0.14), respectively, for the first quarter 2008.

For the second quarter 2008, on a non-GAAP basis, adjusted to exclude stock based compensation and changes in fair value of the embedded derivatives underlying the senior convertible notes and capped call options, non-GAAP basic and diluted net income per ADS were RMB 1.04 (US$ 0.15) and RMB 0.99 (US$ 0.14), respectively. This compares to non-GAAP basic and diluted net income per ADS of RMB 0.63 (US$ 0.09) and RMB 0.63 (US$ 0.09), respectively, for the same period of 2007; and, RMB 1.35 (US$ 0.20) and RMB 1.34 (US$ 0.20), respectively, for the first quarter 2008. Please refer to Note 3 set forth at the end of this release.

Second Quarter 2008 Balance Sheet

As of June 30, 2008, JA Solar had cash and cash equivalents of RMB 3.57 billion (US$ 519.8 million), compared with RMB 1.57 billion (US$ 228.3 million) at the end of the second quarter 2007, and RMB 1.45 billion (US$ 211.5 million) at the end of the first quarter 2008.

On May 19, 2008, the Company issued US $400 million 4.50% senior convertible notes due May 15, 2013 (“Notes”). The terms of the Notes include certain conversion, early redemption option and conversion rate adjustment features. The Notes are convertible into shares of the Company’s stock, cash, or a combination of stock and cash. Concurrent with this offering, the Company entered into capped call transactions with financial institutions that are affiliates of the joint book-running managers of the Notes offering. The capped call transactions are expected to reduce the potential dilution upon conversion of the Notes. Total issuance costs of the senior convertible notes were approximately US $11 million. Total consideration of the capped call options was approximately US $32 million.

The Company’s functional currency is different from the denomination of the Notes and capped call options and the Company’s early redemption option is contingent upon its ADS price. Therefore, in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the Company accounted for the conversion feature, early redemption option and conversion rate adjustment feature (together, “Embedded Derivatives”) as a freestanding instrument separately in the balance sheet. The Notes were recorded with a discount equal to the value of the Embedded Derivatives at the transaction date and will be accreted to the redemption value of the Notes over the life of the Notes. The change in fair value of the Embedded Derivatives and Capped Call options are recorded in the Consolidated Statements of Operations.

13,125,520 ADS’s were borrowed by affiliates of the joint book-running managers in connection with the senior convertible notes offering. The Company believes that under U.S. GAAP the borrowed ADS’s are not to be considered outstanding for the purpose of computing and reporting its net income per ordinary share and per ADS.

Capital expenditures were RMB 264.1 million (US$ 38.5 million) in the second quarter 2008, as compared to RMB 47.4 million (US$ 6.9 million) in the second quarter 2007, and RMB 69.5 million (US$ 10.1 million) in the first quarter 2008. Depreciation and amortization expenses in the second quarter 2008 were RMB 16.4 million (US$ 2.4 million), as compared to RMB 6.3 million (US$ 0.9 million) in the second quarter 2007, and RMB 13.5 million (US$ 2.0 million) in the first quarter 2008.

Daniel Lui, JA Solar’s CFO, said, “Steady wafer supply coupled with fast ramp up of new solar cell manufacturing lines and continued production process improvement helped drive second quarter revenue and profit growth.  For the second quarter, margins fluctuated from the prior quarter due to a higher percentage of solar processing revenue that was partly due to faster than scheduled ramp up of our production facilities in Hebei, and partly due to solar cells sale back to certain strategic long term wafer suppliers.  Operating profit sequentially increased to RMB 216.3 million in the second quarter from RMB 163.6 million in first quarter as a result of our scheduled capacity expansion and tight control of operating costs. As we head into the second half of 2008, the Company has a high level of cash on hand.  The Company is preparing to commence operations at our Yangzhou production facility that is scheduled to open in the fourth quarter and plans to deploy a company-wide state-of-the-art enterprise resource planning system by the year end or early next year.”

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2008, which was RMB 6.8591 to US$ 1.0000.  No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2008, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

2008 Outlook

Based on current customer demand and market forecasts, the Company reiterated its expectations for revenue for the full year 2008 in the range of RMB 7.22 billion (US$ 1.05 billion) to RMB 8.02 billion (US$ 1.17 billion). The revenue guidance in RMB remains unchanged from the first quarter of 2008.  The higher amount in USD is due to a lower USD/RMB exchange rate used in the second quarter 2008 than in the first quarter 2008. Gross margin for 2008 is expected to remain above 20%.

Our target for total production output has been updated to the range of 340MW to 350MW for 2008, with total annual production capacity in the range of 500MW to 600MW by year-end 2008. Ten new solar cell manufacturing lines are scheduled to go on line in Ningjin, Hebei province, where four of these lines were installed as of July 31, 2008 and the remaining six will be installed by October 31, 2008. At the new Yangzhou production facility, the Company plans to install three 25 MW lines by the end of the fourth quarter 2008, totaling 75 MW of new capacity at this facility.  Total capital expenditures for 2008 are expected to be RMB 966.8 million (US$

141.0 million), primarily for capacity expansion. R&D expense is expected to be RMB 34.3 million (US$ 5.0 million).

2009 Outlook

The Company has established 2009 guidance based on market forecasts.  For the full year 2009, revenue is expected to increase by over 85% as compared to 2008 and to be in the range of RMB 13.6 billion (US $2.0 billion) to RMB 15.0 billion (US$ 2.2 billion). Gross margin is projected to exceed 20%.

Total production output is expected to be in the range of 650 MW to 750 MW, with total production capacity projected to exceed 1 GW by the end of 2009.

Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 p.m. on Tuesday, August 12, 2008 (in Hebei), which will be 8:00 a.m. on Tuesday, August 12 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing 1-877-407-0784 or 1-201-689-8560 (international). A live webcast of the conference call will be available on the Company's website at www.jasolar.com. The playback will be available beginning two hours after the live call and will be accessible by dialing 1-877-660-6853 or 1-201-612-7415 (international). The account number to access the replay is 3055 and the passcode is 292253.

About JA Solar Holdings Co., Ltd.
Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Forward-looking Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with GAAP, JA Solar uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to share-based compensation, change in fair value of the embedded derivatives underlying the senior convertible notes and capped call options which arose from the company’s stock price movement. JA Solar believes that non-GAAP information is useful for analysts and investors to evaluate JA Solar's future on-going performance because they enable a more meaningful comparison of JA Solar's projected cash earnings and performance with its peers and historical results from prior periods. This information is not intended to represent funds available for JA Solar's discretionary use and not intended to represent or to be used as a substitute for gross profit/margin, operating expenses, operating income or net income as measured under GAAP.  This non-GAAP measure is not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on this non-GAAP financial measure, please see the tables captioned "Note 3. Reconciliation of non-GAAP results of operations measure to the nearest comparable GAAP measures" set forth at the end of this release and which shall be read together with the preceding financial statements prepared under GAAP.

Contacts:

In China Victoria Yuan, IR Director JA Solar ir@jasolar.com +86-21-6095-5981	In the U.S. John Robertson The Ruth Group jrobertson@theruthgroup.com +1-646-536-7024

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations

(Unaudited)
	Three months ended
	June 30, 2007		March 31, 2008		June 30, 2008
	RMB	USD	RMB	USD	RMB	USD
Net revenues
Solar products to third parties	429,872,021	62,671,782	999,077,180	145,657,183	992,414,128	144,685,765
Solar products to related parties	909,229	132,558	112,106,838	16,344,249	181,649,316	26,482,967
Solar cells processing	26,202,654	3,820,130	10,848,601	1,581,636	62,613,837	9,128,579
Total revenues	456,983,904	66,624,470	1,122,032,619	163,583,068	1,236,677,281	180,297,311
Cost of revenues
Solar products	(340,498,142)	(49,641,810)	(882,422,154)	(128,649,846)	(925,093,577)	(134,870,986)
Solar cells processing	(6,360,581)	(927,320)	(3,752,782)	(547,124)	(23,134,255)	(3,372,783)
Total cost of revenues	(346,858,723)	(50,569,130)	(886,174,936)	(129,196,970)	(948,227,832)	(138,243,769)
Gross profit	110,125,181	16,055,340	235,857,683	34,386,098	288,449,449	42,053,542
Selling, general and administrative expenses	(24,447,478)	(3,564,240)	(69,605,065)	(10,147,843)	(66,587,857)	(9,707,958)
Research and development expenses	(709,269)	(103,406)	(2,696,640)	(393,148)	(5,545,808)	(808,533)
Total operating expenses	(25,156,747)	(3,667,646)	(72,301,705)	(10,540,991)	(72,133,665)	(10,516,491)
Income from operations	84,968,434	12,387,694	163,555,978	23,845,107	216,315,784	31,537,051
Interest expense	(961,102)	(140,121)	(492,443)	(71,794)	(32,948,109)	(4,803,562)
Interest income	19,901,549	2,901,481	11,930,713	1,739,399	14,219,824	2,073,133
Foreign exchange gain/ (loss)	(30,310,479)	(4,419,017)	(38,605,360)	(5,628,342)	(35,985,949)	(5,246,453)
Other income	2,068,353	301,549	3,196,752	466,060	151,348	22,065
Loss from sale of investments	-	-	(16,823,898)	(2,452,785)	(13,667,739)	(1,992,643)
Change in fair value of derivatives (see note 1)	-	-	40,722,690	5,937,031	175,661,767	25,610,031
Income before income taxes	75,666,755	11,031,586	163,484,432	23,834,676	323,746,926	47,199,622

Income tax benefit/ (expense)	-	-	(9,016,857)	(1,314,583)	(5,186,955)	(756,215)
Net income available to ordinary shareholders	75,666,755	11,031,586	154,467,575	22,520,093	318,559,971	46,443,407
Net income per ordinary shares (see note 2)
Basic	0.55	0.08	1.00	0.15	2.06	0.30
Diluted	0.54	0.08	0.99	0.14	(0.04)	(0.01)

Weighted average number of ordinary shares outstanding:
Basic	138,270,000	138,270,000	154,058,500	154,058,500	154,519,808	154,519,808
Diluted	139,496,802	139,496,802	155,773,928	155,773,928	163,688,037	163,688,037

Net income per ADS (see note 2)
Basic	0.55	0.08	1.00	0.15	2.06	0.30
Diluted	0.54	0.08	0.99	0.14	(0.04)	(0.01)

Weighted average number of ADS outstanding:
Basic	138,270,000	138,270,000	154,058,500	154,058,500	154,519,808	154,519,808
Diluted	139,496,802	139,496,802	155,773,928	155,773,928	163,688,037	163,688,037

Each ADS represents 1 ordinary share

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets

	December 31, 2007		June 30, 2008
	RMB	USD	RMB	USD
	(Audited)	(Conversion)	(Unaudited)	(Conversion)
ASSETS
Current assets
Cash and cash equivalents	1,145,032,918	166,936,321	3,565,606,702	519,835,941
Available-for-sale securities	803,121,383	117,088,449	-	-
Accounts receivables from third party customers	28,819,554	4,201,652	84,763,266	12,357,783
Accounts receivables from related party customers	24,730,689	3,605,530	89,004,141	12,976,067
Inventories	157,334,310	22,938,040	158,297,970	23,078,534
Advances to related party suppliers	389,871,684	56,840,064	313,777,325	45,746,137
Advances to third party suppliers	898,722,659	131,026,324	1,011,811,514	147,513,743
Other current assets	42,315,074	6,169,188	60,919,931	8,881,622
Deferred tax assets	1,214,246	177,027	-	-
Total current assets	3,491,162,517	508,982,595	5,284,180,849	770,389,827
Property and equipment, net	532,011,999	77,562,945	889,163,260	129,632,643
Intangible asset, net	6,687,677	975,008	6,410,799	934,641
Deferred tax assets	4,355,369	634,977	7,179,972	1,046,780
Advances to third party suppliers	536,332,174	78,192,791	1,033,594,077	150,689,460
Derivative assets-capped call options	-	-	100,832,714	14,700,575
Deferred issuance cost	-	-	77,673,002	11,324,081
Total assets	4,570,549,736	666,348,316	7,399,034,673	1,078,718,007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	200,000,000	29,158,344	-	-
Accounts payable to third parties	10,119,234	1,475,301	21,860,102	3,187,022
Tax payables	342,025	49,864	17,814,751	2,597,243
Advances from third parties customers	70,285,896	10,247,102	85,941,661	12,529,583
Other payables to third parties	16,841,500	2,455,351	52,212,099	7,612,091
Payroll and welfare payable	6,364,403	927,877	7,077,498	1,031,841
Accrued expenses	15,279,750	2,227,661	12,167,840	1,773,970
Amounts due to related parties	113,890,220	16,604,251	3,136,592	457,289
Interest payable	-	-	15,432,975	2,250,000
Total current liabilities	433,123,028	63,145,751	215,643,518	31,439,039
Accrued warranty cost	929,170	135,465	1,398,499	203,890
Convertible bonds payable	-	-	1,846,480,609	269,201,588
Embedded derivatives	-	-	602,777,708	87,880,000
Total liabilities	434,052,198	63,281,216	2,666,300,334	388,724,517
Commitment and Contingencies	-	-	-	-
Shareholders’ equity:
Ordinary shares(US$0.0001 par value; 493,480,000 shares authorized 154,058,000 and 167,888,020 shares issued and outstanding as of December 31, 2007 and June 30, 2008)	123,307	17,977	123,799	18,049

Additional paid-in capital	3,655,194,120	532,897,045	3,770,866,393	549,761,105
Statutory reserve	71,617,912	10,441,299	71,617,912	10,441,299
Accumulated earnings	417,203,191	60,824,772	890,230,736	129,788,272
Accumulated other comprehensive income	(7,640,992)	(1,113,993)	(104,501)	(15,235)
Total shareholders’ equity	4,136,497,538	603,067,100	4,732,734,339	689,993,490
Total liabilities and shareholders’ equity	4,570,549,736	666,348,316	7,399,034,673	1,078,718,007

Note 1. Change in fair value of derivatives

	Three months ended, June 30, 2007	Three months ended, June 30, 2007	Three months ended, March 31, 2008	Three months ended, March 31, 2008	Three months ended, June 30, 2008	Three months ended, June 30, 2008
	In RMB	In USD	In RMB	In USD	In RMB	In USD
Change in fair value of embedded foreign currency derivatives	-	-	40,722,690	5,937,031	(25,845,420)	(3,768,048)
Change in fair value of capped call options	-	-	-	-	(125,254,486)	(18,261,067)
Change in fair value of embedded derivatives underlying senior convertible notes	-	-	-	-	326,761,673	47,639,147
Total	-	-	40,722,690	5,937,031	175,661,767	25,610,032

Note 2. Net income per ADS on a fully diluted basis

	Three months ended, June 30,2007	Three months ended, June 30,2007	Three months ended, March 31,2008	Three months ended, March 31,2008	Three months ended, June 30,2008	Three months ended, June 30,2008
	In RMB	In USD	In RMB	In USD	In RMB	In USD
Net income, Basic	75,666,755	11,031,586	154,467,575	22,520,093	318,559,971	46,443,407
Change in fair value of embedded derivatives underlying senior convertible notes	-	-	-	-	(326,761,672)	(47,639,147)
Foreign exchange gain on senior convertible notes	-	-	-	-	(31,721,331)	(4,624,707)
Accretion of non-cash interest charge on senior convertible notes	-	-	-	-	16,541,320	2,411,588
Amortization of deferred issuance cost in relation to senior convertible notes	-	-	-	-	973,815	141,974
4.5% interest expenses of senior convertible notes	-	-	-	-	15,432,975	2,250,000
Net income, Diluted	75,666,755	11,031,586	154,467,575	22,520,093	(6,974,922)	(1,016,885)
Weighted average number of ordinary shares and ADS outstanding:
Basic	138,270,000	138,270,000	154,058,500	154,058,500	154,519,808	154,519,808

Diluted	139,496,802	139,496,802	155,773,928	155,773,928	163,688,037	163,688,037
Net income per ordinary shares and per ADS:
Basic	0.55	0.08	1.00	0.15	2.06	0.30
Diluted	0.54	0.08	0.99	0.14	(0.04)	(0.01)

Weighted average ordinary shares and ADS excludes 13,125,520 ADSs borrowed by affiliates of the joint book-running managers in connection with the May 2008 senior convertible notes offering. The Company believes that under U.S. GAAP the ADSs borrowed are not to be considered outstanding for the purpose of computing and reporting our net income per ordinary share and per ADS.

Note 3. Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures

	Three months ended, June 30,2007	Three months ended, June 30,2007	Three months ended, March 31,2008	Three months ended, March 31,2008	Three months ended, June 30, 2008	Three months ended, June 30,2008
	In RMB	In USD	In RMB	In USD	In RMB	In USD
GAAP Net Income	75,666,755	11,031,586	154,467,575	22,520,093	318,559,971	46,443,407
Stock based compensation	12,001,551	1,749,727	53,897,525	7,857,813	44,268,934	6,454,044
Change in fair value of capped call options	-	-	-	-	125,254,486	18,261,067
Change in fair value of embedded derivatives underlying senior convertible notes	-	-	-	-	(326,761,672)	(47,639,147)

Non-GAAP Net income	87,668,306	12,781,313	208,365,100	30,377,906	161,321,719	23,519,371

Non-GAAP Net income Basic	87,668,306	12,781,313	208,365,100	30,377,906	161,321,719	23,519,371
Foreign exchange gain on senior convertible notes	-	-	-	-	(31,721,331)	(4,624,707)
Amortization of deferred issuance cost	-	-	-	-	973,815	141,974
Accretion on senior convertible notes	-	-	-	-	16,541,320	2,411,588

4.5% interest expenses of senior convertible notes	-	-	-	-	15,432,975	2,250,000

Non-GAAP Net income Diluted	87,668,306	12,781,313	208,365,100	30,377,906	162,548,498	23,698,226

Weighted average number of ordinary shares and ADS outstanding:
Basic	138,270,000	138,270,000	154,058,500	154,058,500	154,519,808	154,519,808
Diluted	139,496,802	139,496,802	155,773,928	155,773,928	163,688,037	163,688,037

Non-GAAP Net income per ordinary shares and per ADS:
Basic	0.63	0.09	1.35	0.20	1.04	0.15
Diluted	0.63	0.09	1.34	0.20	0.99	0.14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By              /s/ Huaijin Yang

Name:       Huaijin Yang

Title:          Chief Executive Officer

Date: August 12, 2008